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SEC FILE NUMER
8- 69583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ICR Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

761 Main Street
(No. and Street)

Norwalk	**CT**	06851-1080
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	**(212) 897-1685**	Lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

225 Asylum Street, Suite 2300 Hartford	CT	06103
(Address) (City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, __Stephen Parish__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __ICR Capital LLC__ as of __12/31/21__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



__Signature__

Chief Executive Officer

Title



Notary Public

LAURA L KLEIN
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2024

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ICR Capital LLC

Statement of Financial Condition
December 31, 2021



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of ICR Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ICR Capital, LLC (the Company) as of December 31, 2021, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Hartford, Connecticut
March 21, 2022

ICR Capital LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 8,636,106
Accounts receivable, net of allowance of $7,750	719,584
Prepaid expenses	84,478
Total assets	$ 9,440,168

Liabilities and Member's Equity

Liabilities:

Payable to related party	$ 1,928,249
Deferred revenue	390,133
Accounts payable and accrued expenses	181,080
Total liabilities	2,499,462
Member's Equity:	6,940,706
Total liabilities and member's equity	$ 9,440,168

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

ICR Capital, LLC (the "Company"), a wholly owned subsidiary of Blue Point Intermediate, LLC (the "Parent") is a Connecticut limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). It is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut and similar agencies in states in which the Company operates.

The Company engages in underwritings, private placements of securities, trading securities for its own account and provides consulting services in connection with mergers, acquisitions and similar transactions including providing fairness opinions and valuations in connection with those transactions.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation and Use of Estimates
This financial statement was prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with the guidance of ASC Topic 606, "Revenue from Contracts with Customers". The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory Fees – Transaction
Fees from capital markets advisory assignments are recognized in accordance with the terms of the related advisory service agreements. Such revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). If the contract contains a non-refundable fee, in advance of a transaction, the fee is recognized at the point in time performance is completed or contract is terminated prior to closing date of a transaction.

2. **Summary of Significant Accounting Policies (continued)**

Advisory Fees – Monthly Consulting
Fees for consulting services are recognized in accordance with the terms of the related advisory service agreements. Such fees are recognized as earned over the contract period as services are performed and performance obligations are satisfied (monthly).

Retainers and other fees received from customers in advance of satisfying contractual performance obligations prior to recognizing revenue are reported as deferred revenue. Deferred revenue is expected to be recognized as revenue within twelve to twenty-four months as the performance obligations are met.

Credit Losses
The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. For the year ended December 31, 2021, the Company had an ending reserve balance of $7,750.

Contract Balances
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2021, the Company had no contract assets and contract liabilities (deferred revenue) of $240,833. As of December 31, 2021, the Company had no contract assets and contract liabilities of $390,133.

2. **Summary of Significant Accounting Policies (continued)**

Cash and cash equivalents
Cash accounts may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, and, as a result, there is a concentration of credit risk related to the balances on deposit in excess of FDIC insurance coverage. The Company has not experienced any losses from such concentrations.

Cash and cash equivalents include investments in money market funds with a maturity of three months or less.

Income Taxes
The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its parent which files its tax returns as a partnership. Accordingly, no provision for income taxes has been made in the accompanying financial statements. There were no material uncertain income tax positions as of December 31, 2021.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital of approximately $6,125,094 which exceeded the required net capital of by approximately $5,984,472. Aggregate indebtedness at December 31, 2021 totaled approximately $2,109,329.

The Company does not hold customer cash or securities and thus is not affected by Rule 15c3-3.

4. **Related Party Transactions**

The Company and its affiliate, ICR, LLC, have an Administrative Services Agreement, (the "Agreement") whereby the affiliate agrees to pay certain of the infrastructure and administrative support and other expenses relating to the operation of the Company and the Company will reimburse the affiliate for such expenses.

At December 31, 2021, the Company recorded a net payable in the amount of $1,928,249 for certain expenses, which were paid on behalf of the Company and not yet reimbursed to the affiliate.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Related Party Transactions (continued)**

During 2021, the Company distributed $22,750,000 to its Parent, consisting mainly of profits earned in 2021 in the ordinary course of business.

5.   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

6.   **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued. No events were noted which would require adjustments or disclosure in the financial statements.